                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                     ------------------------------------


                               SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                     ------------------------------------


                        MULTI-BENEFIT REALTY FUND '87-1
                           (Name of Subject Company)

                       MADISON RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                        INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                 CLASS B UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

                     ------------------------------------


                               JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                        INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                  SUITE 3401
                           NEW YORK, NEW YORK 10152
                                (212) 750-6070
           (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                   COPY TO:

                              JOHN A. HEALY, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000

                     ------------------------------------

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 23, 1997, as amended by Amendment No. 1 filed with the Commission on January 20, 1998 (the "Statement") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), relating to the tender offer of the Purchaser to purchase up to 23,000 of the outstanding class B units of limited partnership interest ("Class B Units") of Multi-Benefit Realty Fund '87-1 at a purchase price of $25 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer").


ITEM 10.  ADDITIONAL INFORMATION.

         (f) The Offer has been extended to 5:00 p.m., New York time, on Friday, January 30, 1998. On January 26, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 12,294 Class B Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(5) to this Amendment No. 2 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(5) Text of press release issued by the Purchaser on January 26, 1998.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1998


                                              MADISON RIVER PROPERTIES, L.L.C.


                                              By:    /s/ JEFFREY P. COHEN
                                                  ----------------------------
                                                    Jeffrey P. Cohen
                                                    Manager



                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner


                                              By:    /s/ JEFFREY P. COHEN
                                                  ----------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ JEFFREY P. COHEN
                                                  ----------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA FINANCIAL GROUP, INC.


                                              By:    /s/ FRANK M. GARRISON
                                                  ----------------------------
                                                   Frank M. Garrison
                                                   Executive Managing Director

                                 EXHIBIT INDEX



   EXHIBIT NO.                                 DESCRIPTION

    (a)(5) Text of press release issued by the Purchaser on January 26, 1998.